Exhibit 99.1

Origin Agritech Limited Reports Unaudited First Quarter Financial Results for Three Months Ended December 31, 2010

Deferred Revenues and Advances from Customers increases 15.71% from RMB 515.7 million at Q1 2010 to RMB 596.7 million at Q1 2011

BEIJING--(BUSINESS WIRE)--February 22, 2011--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a technology-focused supplier of hybrid and genetically modified crop seeds in China, today announced unaudited financial results for the first quarter ended December 31, 2010. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

FINANCIAL RESULTS OVERVIEW

During the first quarter of fiscal 2011, the Company generated revenues of RMB 17.19 million (US$2.60 million), a decrease of 55.47% from RMB 38.60 million (US$5.65 million) generated in the three months ended December 31, 2009. RMB 16.83 million of the revenues this quarter were a result of the sales of canola seed products, 241,309 kg, for the three months ended December 31, 2010. The small remainder was a result of scrap sales. Across the industry, canola seeds, amongst other seed groups, sold lower volumes as a result of the changing planting schedules of farmers. The majority of Origin’s revenues are recorded in the fiscal third quarter as a result of our revenue recognition policy. The goods already sold and shipped to customers can be seen as Deferred Revenue line on the balance sheet and the Advances from Customers records the advance cash receipts from customers this selling season.

Gross profit for the three-months ended December 31, 2010 was RMB 8.61 million (US$1.3 million) compared to RMB 20.58 million (US$3.01 million) in the same period of the prior year. Gross margins for canola seeds for this quarter (exclusive of scrap sales) were 58.67% versus 53.3% for the canola seed sales for the same quarter in last year. This is a result of the higher pricing structure of our canola seed products this year.

Total operating expenses for the three-months ended December 31, 2010 were RMB 39.02 million (US$5.89 million) compared with RMB 38.96 million (US$5.71 million) reported for the same period in 2009. Selling and marketing expenses were RMB 10.64 million (US$1.61 million) for the first quarter of fiscal 2011 year, representing a increase of 1.59% from RMB 10.48 million (US$1.53 million) for the same period of the last year. General and administrative expenses of RMB 20.76 million (US$3.14 million) for the first quarter ended December 31, 2010, increased 1.76% from RMB 20.41 million (US$2.99 million) for the three months ended December 31, 2009. The research and development expenses increased to RMB 12.26 million (US$1.85 million) for the three-months ended December 31, 2010 from RMB 8.08 million (US$1.18 million) for the same quarter last year, with an increase of 51.73%. On a year over year comparison, our operating expenses are relatively flat annually in the general and administrative and selling and marketing categories, with an increasing spend toward our R&D. This is in line with our corporate goals of maintenance our existing infrastructure inclusive of our distribution network, and expanding our biotechnology portfolio.

Operating loss for the first quarter of fiscal 2011 year amounted to RMB 30.41 million (US$4.59 million) compared with an operating loss of RMB 18.38 million (US$2.69 million) for the same period in fiscal 2010 year.

Net loss for the first quarter of fiscal 2011 year was RMB 25.15 million (US$3.80 million), or RMB 0.94 (US$0.14) per basic and diluted share, as compared to a net loss of RMB 16.39 million (US$2.40 million), or RMB 0.59 (US$0.09) per basic and diluted share in the same period one year ago.

BALANCE SHEET

Origin's balance sheet at December 31, 2010 included cash and cash equivalents of RMB 184.03 million (US$27.79 million) and shareholders' equity of RMB 252.20 million (US$38.08 million). Short term borrowings decreased from RMB 208.90 million (US$ 30.59 million) at December 31, 2009 to RMB 20.00 million (US$ 3.02 million) at December 31, 2010.

Deferred revenue was RMB 211.07 million (US$ 31.87 million) as of December 31, 2010 as compared to RMB 220.38 million (US$ 32.28 million) for the same period-end date as of last year. This represents our orders received and shipped already for products this upcoming selling season.

The Company received Advances from Customers of RMB 385.66 million (US$58.23 million) as of December 31, 2010 as compared to RMB 295.30 million (US$43.25 million) as of December 31, 2009. This represents our cash receipts for products to be ordered this upcoming selling season.

FISCAL 2011 GUIDANCE

Based on its current outlook, and existing and anticipated business conditions, Origin reiterates the revenue guidance for FY 2011 in the range of RMB 600 million to RMB 650 million.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically-integrated agricultural biotechnology company specializing in research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets high quality, hybrid crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers, and possesses a pipeline of genetically modified seed products including glyphosate resistant corn and Bt Corn. The first genetically modified corn seed product for China, Phytase corn, was approved in November 2009 of which Origin possesses exclusive rights. For further information, please log on www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In thousands, except share data)

	Three Months ended December 31,
	2009		2010
	RMB	US$	RMB	US$

Revenues	38,604	5,654	17,193	2,596
Cost of revenues	(18,025)	(2,640)	(8,581)	(1,296)

Gross profit	20,579	3,014	8,612	1,300

Operating expenses
Selling and marketing	(10,476)	(1,534)	(10,643)	(1,607)
General and administrative	(20,405)	(2,988)	(20,763)	(3,135)
Research and development	(8,075)	(1,183)	(12,264)	(1,852)
Other operating income, net	-	-	4,648	702
Total operating expenses	(38,956)	(5,705)	(39,022)	(5,892)

Loss from operations	(18,377)	(2,691)	(30,410)	(4,592)

Interest expense	(1,983)	(290)	(536)	(81)
Share of net income of equity investment	418	61	2,022	305
Interest income	371	54	495	75
Other income, net	1,000	146	-	-

Loss before income taxes	(18,571)	(2,720)	(28,429)	(4,293)

Income tax credit (expense):
Current	67	10	(28)	(4)
Deferred	2,112	309	3,311	500
Income tax credit (expense)	2,179	319	3,283	496

Net loss	(16,392)	(2,401)	(25,146)	(3,797)
Less: Net loss attributable to the non-controlling interest	(2,898)	(424)	(3,359)	(507)
Net loss attributable to Origin Agritech Limited	(13,494)	(1,977)	(21,787)	(3,290)

Other comprehensive loss
Net loss	(16,392)	(2,401)	(25,146)	(3,797)
Foreign currency translation difference	7	1	678	86
Comprehensive loss	(16,385)	(2,400)	(24,468)	(3,711)
Less: Comprehensive loss attributable to non-controlling interests	(2,898)	(424)	(3,359)	(507)
Comprehensive loss attributable to Origin Agritech Limited	(13,487)	(1,976)	(21,109)	(3,204)

Net loss attributable to Origin Agritech Limited per share – basic	(0.59)	(0.09)	(0.94)	(0.14)

Net loss attributable to Origin Agritech Limited per share – diluted	(0.59)	(0.09)	(0.94)	(0.14)

Shares used in calculating basic net loss per share	23,013,692	23,013,692	23,292,412	23,292,412

Shares used in calculating diluted net loss per share	23,013,692	23,013,692	23,292,412	23,292,412

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31,	September 30,	December 31,
	2009	2010	2010	2010
	RMB	RMB	RMB	US$

Assets
Current assets:
Cash and cash equivalents	213,687	299,672	184,032	27,788
Accounts receivable, less allowance for doubtful amounts of RMB 842 as of December 31, 2009, September 30, 2010 and December 31, 2010 respectively	5,186	10,048	12,659	1,911
Due from related parties	6,287	5,107	7	1
Advances to suppliers	8,762	3,986	19,005	2,870
Advances to growers	1,127	40,691	16,780	2,534
Inventories	497,229	283,174	528,515	79,804
Income tax recoverable	1,725	2,745	2,745	414
Other current assets	8,105	18,838	14,230	2,151
Total current assets	742,108	664,261	777,973	117,473

Land use rights, net	20,375	20,907	20,784	3,138
Plant and equipment, net	152,201	161,681	166,516	25,143
Equity investments	65,871	22,505	24,527	3,703
Goodwill	16,665	16,665	16,665	2,516
Acquired intangible assets, net	39,064	35,344	33,600	5,073
Deferred income tax assets	17,152	9,766	13,078	1,975
Other assets	2,091	3,882	3,510	530
Total assets	1,055,527	935,011	1,056,653	159,551

Liabilities and equity
Current liabilities:
Short-term borrowings	208,900	85,900	20,000	3,020
Accounts payable	19,056	8,960	26,307	3,972
Due to growers	817	42,186	12,270	1,853
Due to related parties	9,093	7,926	8,840	1,335
Advances from customers	295,301	348,797	385,654	58,232
Deferred revenues	220,377	23,111	211,072	31,871
Income tax payable	39,059	44,075	42,275	6,383
Other payables and accrued expenses	24,985	35,656	37,895	5,722
Total current liabilities	817,588	596,611	744,313	112,388

Other long-term liabilities	400	9,426	6,409	968
Total liabilities	817,988	606,037	750,722	113,356

Commitments and contingencies	-	-	-	-

Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)
	-	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 23,013,692, 23,292,412 and 23,292,412 shares issued and outstanding as of December 31, 2009, September 30, 2010 and December 31, 2010 respectively)	-	-	-	-
Additional paid-in capital	376,242	387,052	388,478	58,659
Retained deficit	(139,001)	(76,454)	(98,241)	(14,834)
Treasury stock at cost (498,851 shares)	(29,377)	(29,377)	(29,377)	(4,436)
Accumulated other comprehensive loss	(10,396)	(9,336)	(8,658)	(1,307)
Total Origin Agritech Limited shareholders’ equity	197,468	271,885	252,202	38,082

Non-controlling interest	40,071	57,089	53,729	8,113
Total equity	237,539	328,974	305,931	46,195

Total liabilities and equity	1,055,527	935,011	1,056,653	159,551

Questions and Answers

1. Why do your first quarter revenues change from year to year? As a reminder, the majority of Origin’s revenues are recorded in the fiscal third quarter as a result of our revenue recognition policy. The goods already sold and shipped to existing customers can be seen in the “Deferred Revenue” line on the balance sheet and the “Advances from Customers” records the advance cash receipts from customers this selling season.

2. What is your financial guidance on the bottom line for this year? Presently, we are not giving bottom line guidance for fiscal year 2011, and we historically have not provided financial guidance for net income.

3. What new GMO products are in production currently? With the approval of Phytase Corn in November 2009, we still have herbicide resistance, pest resistance (Bt), nitrogen assimilation, and drought tolerance in the pipeline and worldwide license rights to the herbicide resistance and pest resistance (Bt) traits. See chart below.

ORIGIN’S GM PIPELINE

	CURRENT STATUS	2011 Potential	Commercialization

PHYTASE	Market and Product	Minor Market
	Development	Penetration*

GLYPHOSATE TOLERANCE	Phase 3 Approval	Phase 4	2013-2015
LICENSE RIGHTS	Worldwide Rights		2011+

BT	Phase 2 Approval	Phase 3	2015-2016
LICENSE RIGHTS	Worldwide Rights		2011+

NITROGEN EFFICIENCY	Phase 1	Phase 2	2016+
DROUGHT TOLERANCE	Phase 1	Phase 2	2016+

*through limited potential end product sales

4. Where do you expect the company to be in 5 years and what steps are you taking to reach those goals? We expect to continue to be growing and expanding our current market to be the rising leader in China by diversifying revenue streams and additional products to accent our key corn seed products. We currently are layering in agricultural chemicals into our existing seed portfolio. Additionally, while Origin was the first company for corn GM in China, we expect to continue to advance our leading position in GM products in China through continued, long term investment in R&D initiatives in and in potential licensing agreements for our traits.

5. Can you provide us with an update to your acquisition strategy? Currently, we are focused on accenting our own seed product portfolio with complementary products, such as agricultural chemicals, and driving our successful suite of products into the marketplace. We are looking at smaller acquisitions in China or globally given the changing dynamic landscape which can add distinct competencies to our company, such as strong seed germplasm, regional distribution, or production capacity as in the case of agricultural chemicals. However we do evaluate each opportunity on a case-by-case basis on specific fit and potential future value to the company.

CONTACT:
Origin Agritech Limited
Irving Kau
Acting Chief Financial Officer
011.86.136.8108.0243 or 949.726.8101
Irving.kau@originseed.com.cn